Exhibit 99.1

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth the consolidated capitalization of The Bank of Nova Scotia (the “Bank”) as at July 31, 2021:

As at July 31, 2021
(in millions of Canadian dollars)
Subordinated Debentures	6,418
Equity
Common Equity
Common Shares	18,493
Retained Earnings	50,044
Accumulated Other Comprehensive Income	(3,986)
Other Reserves	169

Total Common Equity	64,720
Preferred Shares and Other Equity Instruments	5,299

Total Equity Attributable to Equity Holders of the Bank	70,019
Non-controlling Interests
Non-controlling Interests in Subsidiaries	2,142

Total Equity	72,161

Total Capitalization	78,579

CONSOLIDATED EARNINGS RATIOS

The following table provides the Bank’s consolidated ratios of earnings to fixed charges, based upon financial information calculated in accordance with International Financial Reporting Standards (“IFRS”) for the nine months period ended July 31, 2021 and for each of the years in the five year period ended October 31, 2020.

	Nine Months Ended July 31,	October 31,
	2021	2020	2019	2018	2017	2016

Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	9.46	5.91	6.61	8.15	9.60	8.18
Including interest on deposits	2.54	1.66	1.67	1.88	2.09	2.12
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Excluding interest on deposits	8.00	5.16	5.88	7.02	8.42	7.22
Including interest on deposits	2.46	1.63	1.65	1.84	2.06	2.07

For purposes of computing these ratios:

•	earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest and net income from investments in associated corporations);

•	fixed charges, excluding interest on deposits, represent interest (including capitalized interest), estimated interest within rent, and amortization of debt issuance costs; and

•	fixed charges, including interest on deposits, represent all interest.